Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”)

Suite 650, 200 Burrard Street

Vancouver, British Columbia

Canada V6C 3L6

Item 2:	Date of Material Change

May 11, 2020

Item 3:	News Release

A news release announcing the material change referred to in this report was disseminated on May 11, 2020 through GlobeNewswire and subsequently filed under Fortuna’s profile on SEDAR.

Item 4:	Summary of Material Change

On May 11, 2020, Fortuna entered into an agreement (the “Agreement”) with a syndicate of underwriters (the “Underwriters”) whereby the Underwriters have agreed to purchase, on a “bought deal” basis, 20,000,000 common shares of the Company (“Common Shares”) at a price of US$3.00 per Common Share, for aggregate gross proceeds of US$60 million (the “Offering”).

Item 5:	Full Description of Material Change

On May 11, 2020, Fortuna entered into the Agreement whereby the Underwriters agreed to purchase, on a “bought deal” basis, 20,000,000 Common Shares at a price of US$3.00 per Common Share, for aggregate gross proceeds of US$60 million.

The Company has also granted the Underwriters an over-allotment option, exercisable in whole or in part, on or following the closing of the Offering and for a period of 30 days thereafter, to purchase up to an additional 3,000,000 Common Shares, representing 15% of the number of Common Shares sold under the Offering, to cover over-allotments, if any, and for market stabilization purposes. In the event that the over-allotment option is exercised in its entirety, the aggregate gross proceeds to the Company from the Offering will be US$69 million.

The Company intends to use the net proceeds from the Offering to fund remaining construction and preproduction related expenditures at its Lindero gold project in Argentina and for general working capital purposes.

The Common Shares will be offered pursuant to a prospectus supplement to the Company’s final base shelf prospectus dated April 29, 2020, filed in each of the provinces of Canada, except Québec pursuant to National Instrument 44-102 – Shelf Distributions. The Common Shares will also be offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The closing of the Offering is expected to occur on May 20, 2020, or such other date as may be agreed by the Underwriters and the Company, acting reasonably. Completion of the Offering is subject to certain conditions, including, without limitation, the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Jorge Ganoza Durant, President and Chief Executive Officer of Fortuna, at 604-484-4085.

Item 9:	Date of Report

May 15¸ 2020